Alliant Techsystems Inc.
Registration Statement on Form S-4
File No. 333-198460

Via EDGAR

December 9, 2014

Dear Ms. Block:

Alliant Techsystems Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-4 filed on August 28, 2014 (File No. 333-198460) (the “Registration Statement”).  This letter, together with Amendment No. 4, sets forth the Company’s responses to the comments contained in your letter dated December 5, 2014 (the “Comment Letter”), relating to Amendment No. 3 to the Registration Statement filed on November 24, 2014 (“Amendment No. 3”).

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 4 of the requested disclosure or revised disclosure.

Five clean copies of Amendment No. 4, and five copies that are marked to show changes from Amendment No. 3 as originally filed, are enclosed for your convenience with five copies of this letter.

* * *

Summary, page 1

The Transactions and the Transaction Agreement, page 3

Litigation Related to the Merger, page 15

1.                                      Please send us unredacted copies of the amended complaints filed by Mr. Ericksen on October 20, 2014 and by Mr. Walsh on October 21, 2014. Also send us a copy of the amended consolidated complaint, when such complaint becomes available.

In response to the Staff’s comment, unredacted copies of the amended complaints filed by Mr. Ericksen and Mr. Walsh and the amended consolidated complaint, when such complaint becomes available, will be provided to the Staff under separate cover by counsel for Orbital Sciences Corporation (“Orbital”) on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

Background of the Merger, page 59

2.                                      We note the disclosure regarding the Antares launch failure. With a view towards revised disclosure, please tell us what consideration each of the boards gave as to whether the fairness opinions remain valid and what consideration each of the boards gave towards getting updated fairness opinions, in light of the Antares incident.

In response to the Staff’s comment, the Company has revised its disclosure on page 74 of Amendment No. 4 to discuss what consideration the board of directors of each of the Company and Orbital gave to seeking updated opinions of the Company’s and Orbital’s respective financial advisors in light of the Antares incident.

Please contact the undersigned at (212) 474-1876 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Damien R. Zoubek
Damien R. Zoubek

Susan Block
Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Copies to:

Sonia Bednarowski
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Scott D. Chaplin
General Counsel, Senior Vice President and Secretary
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

John B. Beckman
Partner, Hogan Lovells US LLP, Counsel to Orbital
555 13th Street, NW
Washington, DC 20004